40-33

OppenheimerFunds®
The Right Way to Invest

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

RECEIVED
OCT 16 2009
The Division of
Investment Management

October 15, 2009

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), and Oppenheimer New Jersey Municipal Fund (File No. 811-5867)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Oppenheimer New Jersey Municipal Fund, a registered management investment company (the "Fund"), OppenheimerFunds, Inc. ("OFI"), OppenheimerFunds Distributor, Inc. ("OFDI"), the Fund's investment advisor and general distributor, respectively, certain current and former Trustees of the Fund, and certain current and former officers of the Fund and of OFI, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Unanue v. Oppenheimer New Jersey Municipal Fund, et al.* (USDC, D CO) (Case No. 09 CV 1406-JLK-KMT) (the "Civil Action"). The Civil Action purports to be a class action brought against the Fund, OFI and OFDI, certain current and former Trustees of the Fund, and certain current and former officers of the Fund and of OFI (collectively the "OppenheimerFunds defendants"). The Civil Action states that the plaintiff was a shareholder of the Fund. The enclosed complaint was served on several of the OppenheimerFunds defendants, on October 13, 2009.

Approximately thirty lawsuits have been filed as putative class actions in connection with the performance of certain Rochester Municipal Bond Funds, including: the Fund, Rochester Fund Municipals, Oppenheimer AMT-Free Municipals, Oppenheimer Rochester National Municipals, Oppenheimer California Municipal Fund, Oppenheimer AMT-Free New York Municipals, and Oppenheimer Pennsylvania Municipal Fund. The complaints focus primarily on alleged inadequacy of the disclosure documents. These matters, along with any subsequent tag-along cases, have been transferred to Judge Kane in the United States District Court for the District of Colorado (MDL-2063) pursuant to a multi-district litigation order. We expect that the Civil Action may be determined to be such a tag-along case. The cases have been consolidated

[redacted]

09005787

into seven groups, one for each of the Rochester funds, and plaintiffs have filed motions for the appointment of lead counsel. After lead plaintiff and counsel have been determined, amended consolidated complaints will be filed to be followed shortly thereafter with motions to dismiss. After that, amended consolidated complaints will be filed to be followed shortly thereafter with motions to dismiss.

For further information concerning these matters, you may contact the undersigned.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

I:\LEGAL\Litigation\SEC Filings\Unanue New Jersey Muni Initial Complaint.doc

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO

2009 JUN 16 PM 2:23

GREGORY C. LANGHAM
CLERK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. '09 - CV - 01406 JLK-KMT

BY ________________ DEP. CLK

PETER UNANUE, individually and on behalf of all others similarly situated,

Plaintiff,

v.

OPPENHEIMER NEW JERSEY MUNICIPAL FUND,
OPPENHEIMERFUNDS, INC.,
OPPENHEIMER FUNDS DISTRIBUTOR, INC.,
JOHN V. MURPHY,
MATTHEW P. FINK,
ROBERT G. GALLI,
PHILLIP A. GRIFFITHS,
MARY F. MILLER,
JOEL W. MOTLEY,
KENNETH A. RANDALL,
RUSSELL S. REYNOLDS, JR.,
JOSEPH M. WIKLER,
PETER I. WOLD,
BRIAN F. WRUBLE,
CLAYTON K. YEUTTER,
BRIAN W. WIXTED,
DAVID K. DOWNES,
RONALD H. FIELDING,
DANIEL G. LOUGHRAN,
SCOTT S. COTTIER, and
TROY E. WILLIS,

Defendants.

CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS
AND JURY DEMAND

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. _______________

PETER UNANUE, individually and on behalf of all others similarly situated,

Plaintiff,

v.

OPPENHEIMER NEW JERSEY MUNICIPAL FUND,
OPPENHEIMERFUNDS, INC.,
OPPENHEIMER FUNDS DISTRIBUTOR, INC.,
JOHN V. MURPHY,
MATTHEW P. FINK,
ROBERT G. GALLI,
PHILLIP A. GRIFFITHS,
MARY F. MILLER,
JOEL W. MOTLEY,
KENNETH A. RANDALL,
RUSSELL S. REYNOLDS, JR.,
JOSEPH M. WIKLER,
PETER I. WOLD,
BRIAN F. WRUBLE,
CLAYTON K. YEUTTER,
BRIAN W. WIXTED,
DAVID K. DOWNES,
RONALD H. FIELDING,
DANIEL G. LOUGHRAN,
SCOTT S. COTTIER, and
TROY E. WILLIS,

Defendants.

CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS
AND JURY DEMAND

NATURE OF THE ACTION

1. Plaintiff, Peter Unanue ("Plaintiff" or "Unanue"), brings this securities action on behalf of himself and as a class action on behalf of all persons or entities who purchased or acquired shares of the Oppenheimer New Jersey Municipal Fund ("NJ Muni Fund" or the "Fund") during the period from April 24, 2006 through October 21, 2008, inclusive (the "Class Period"). Plaintiff brings claims pursuant to Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "1933 Act" or the "Securities Act"), 15 U.S.C. §§ 77k, 77l and 77o.

2. Plaintiff, by his attorneys, alleges the following upon personal knowledge as to himself and his own acts and upon information and belief based upon the investigation of Plaintiff's attorneys as to all other matters. Plaintiff believes that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

3. NJ Muni Fund is an open-end, diversified management investment company that invests in New Jersey municipal securities that pay interest that is exempt from federal and New Jersey individual income taxes. These securities primarily include municipal bonds, municipal notes, and interests in municipal leases. The Fund represents that 75% of the securities it buys must be investment-grade. The Fund is sold in three classes of shares, A, B, and C, under the ticker symbols ONJAX, ONJBX, and ONJCX, respectively, on the National Association of Securities Dealers Automated Quotations (NASDAQ) system. All classes of stock were offered in the same Registration Statements (defined below in ¶ 8), invested in the same investment portfolio, and traded at nearly identical prices at all relevant times.

4. NJ Muni Fund is located at 6803 South Tucson Way, Centennial, Colorado 80112-3924. It currently has over $523.8 million in assets under management, as of October 31,

2008, which represents an approximate 25.5% decline from its assets from recent years, including $703.7 million from as recent as of July 31, 2008.

5. The Fund was offered by OppenheimerFunds, Inc. ("OppenheimerFunds" or the "Manager") which served as fund manager and investment advisor for the Fund, and OppenheimerFunds Distributor, Inc. ("Oppenheimer Distributor" or the "Distributor") which served as the distributor of the Fund.

6. NJ Muni Fund's stated objective, as described in its prospectuses, registration statements, and other marketing materials, is to seek "as high a level of current interest income, exempt from federal and New Jersey income taxes for individual investors as is consistent with preservation of capital."

7. NJ Muni Fund's investments are guided by "the philosophy of OppenheimerFunds' Rochester-based Municipal bond team," (hereinafter referred to as the "Rochester Team," composed of portfolio manager defendants Ronald H. Fielding ("Fielding"), Daniel G. Loughran ("Loughran"), Scott S. Cottier ("Cottier"), and Troy E. Willis ("Willis")). This "philosophy" according to its marketing materials consists of "[m]aximizing tax-free income 'Rochester-Style,'" and "providing highly competitive yields from diverse portfolios of carefully assessed municipal bonds." The Rochester Team, led by Defendant Ronald H. Fielding, has managed NJ Muni Fund's portfolios since July 2002.

8. Plaintiff, and each member of the Class, purchased shares of the Fund issued pursuant to the registration statements and prospectuses issued by the Fund that were used to solicit such purchases. The Fund's registration statements, prospectuses and any statement of additional information ("SAI") which was incorporated by reference into the registration

statements and prospectuses, were issued on the following dates, among others: (a) prospectus and SAI dated November 28, 2005 (filed with the Securities Exchange Commission ("SEC") on SEC Form N-1A), supplemented on December 7, 2005 (filed on SEC Form 497); (b) prospectus and SAI dated September 27, 2006 (filed on SEC Form N-1A); (c) revised prospectus and revised SAI dated March 2, 2007 (filed on SEC Form N-1A); and (d) prospectus and SAI dated November 21, 2007 (filed on SEC Form N-1A), supplemented on October 21, 2008 (filed on SEC Form 497), (collectively referred to as "Prospectuses" or "Registration Statements"). These, and any other Registration Statements pursuant to which Fund shares were issued during the Class Period, were materially false and misled investors about the Fund's investment strategies and the true risks of investing in the Fund.

9. Specifically, the Registration Statements issued during the Class Period omitted or failed to adequately disclose that NJ Muni Fund's investments in "inverse floater" securities exposed it to the risk that it would be forced to sell, upon certain occurrences relating to the inverse floater securities, other securities in its portfolio at fire-sale prices. This amounted to hundreds of millions of dollars in undisclosed potential liabilities.

10. These risks -- which existed in 2006, 2007, and 2008 -- were belatedly disclosed for the first time in a prospectus supplement dated October 21, 2008 (the "October 2008 Prospectus Supplement"). By that time, those risks had already manifested, dealing substantial losses to investors through a precipitous decline in the value of the Fund's shares which materially exceeded the decline in value experienced by other municipal bond funds that did not employ the same high risk undisclosed strategies employed by NJ Muni Fund.

11. On October 21, 2008, as the Prospectus Supplement was issued, NJ Muni Fund shares traded at approximately $7.90 per share, down from $11.17 per share at the beginning of the year on January 2, 2008, an approximate 29% decline per share for the year. NJ Muni Fund was among the worst performing in its peer group.

12. After the Class Period ended, NJ Muni Fund belatedly disclosed liabilities and residual exposure from the inverse floaters, which investors were not previously told about. On December 19, 2008, NJ Muni Fund reported in its Quarterly Schedule of Portfolio Holdings for the period ending October 31, 2008, filed on Form N-Q with the SEC ("December 19, 2008 Form N-Q"), that the amount of its exposure to the effects of leverage from its investments in inverse floaters exceeded $94.39 million as of October 31, 2008. In addition, NJ Muni Fund also reported that its municipal bond holdings with a value of approximately $145 million were held by trusts created by the inverse floaters and served as collateral for approximately $110.7 million in short-term floating rate notes issued and outstanding at that date, and its residual exposure to the inverse floating rate securities was estimated at another $18 million. The massive liabilities and exposure of more than $223 million, representing nearly half of the Fund's net asset value of $523.8 million, were not disclosed in any Registration Statements issued during the Class Period.

13. The Fund shares traded at approximately $8.56 per share as of June 12, 2009.

JURISDICTION AND VENUE

14. The claims asserted herein arise under Sections 11, 12(a)(2) and 15 of the 1933 Act.

15. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, § 22 of the 1933 Act.

16. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as key defendants maintain their principal executive offices in this District, and many of the acts giving rise to the violations of law complained of herein occurred in substantial part in this District. Some of the defendants, such as NJ Muni Fund's treasurer and principal financial and accounting officer, maintain residences in this District as well.

17. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

A. Plaintiff.

18. Plaintiff Unanue purchased shares of the Fund (class A) during the Class Period, pursuant to or traceable to one or more of the Registration Statements and Prospectuses at issue in this complaint and has been damaged thereby. Plaintiff's transactions in NJ Muni Fund shares are identified in the certification appended to this complaint.

B. Defendants.

19. Defendant NJ Muni Fund, located at 6803 South Tucson Way, Centennial, Colorado 80112-3924, is a diversified mutual fund which seeks to provide "a high a level of current interest income exempt from federal and New Jersey income taxes for individual investors as is consistent with preservation of capital." NJ Muni Fund is one of the portfolios constituting the Oppenheimer Multi-State Municipal Trust, managed by the Rochester Team (defined supra in ¶ 7).

20. The Fund was organized as a Massachusetts business trust in 1989 and is registered under the 1940 Act. The Fund is sold through an extensive network of financial advisers compensated based upon sales commission and/or asset management fees.

21. Defendant OppenheimerFunds is the manager and investment advisor of NJ Muni Fund and chooses the Fund's investments and handles its day-to-day business. It is a holding company that engages in securities brokerage, banking services and related financial services through its subsidiaries. OppenheimerFunds is headquartered at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008. The Manager carries out its duties, subject to the policies established by the Fund's Board of Trustees, under an investment advisory agreement.

22. Defendant Oppenheimer Distributor, located at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008, is a subsidiary of the Manager and was, during the relevant time period, the principal underwriter and distributor for shares of the Fund and was the Trust's agent for the purpose of the continuous public offering of the Fund's shares.

23. Defendant John V. Murphy ("Murphy") is, and at all relevant times was, President and Trustee of NJ Muni Fund. Defendant Murphy is also Chairman, Chief Executive Officer, Director and President of the Manager. Defendant Murphy signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

24. Defendant Matthew P. Fink ("Fink") was a Trustee of NJ Muni Fund during the Class Period, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

25. Defendant Robert G. Galli ("Galli") was a Trustee of NJ Muni Fund during the Class Period, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

26. Defendant Phillip A. Griffiths ("Griffiths") was a Trustee of NJ Muni Fund during the Class Period, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

27. Defendant Mary F. Miller ("Miller") was a Trustee of NJ Muni Fund during the Class Period, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

28. Defendant Joel W. Motley ("Motley") was a Trustee of NJ Muni Fund during the Class Period, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

29. Defendant Kenneth A. Randall ("Randall") was a Trustee of NJ Muni Fund during the Class Period, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

30. Defendant Russell S. Reynolds, Jr. ("Reynolds") was a Trustee of NJ Muni Fund during the Class Period, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

31. Defendant Joseph M. Wikler ("Wikler") was a Trustee of NJ Muni Fund during the Class Period, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

32. Defendant Peter I. Wold ("Wold") was a Trustee of NJ Muni Fund during the Class Period, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

33. Defendant Brian F. Wruble ("Wruble") was a Trustee of NJ Muni Fund during the Class Period and Chairman of the Board of Trustees since January 1, 2007, and signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

34. Defendant Clayton K. Yeutter ("Yeutter") was Chairman of the Board of Trustees for NJ Muni Fund from the beginning of the Class Period through December 31, 2006.[1] Defendant Yeutter signed or authorized the signing of the November 28, 2005 and September 27, 2006 Registration Statements issued by the Fund during the Class Period.

35. Defendant David K. Downes ("Downes") was a Trustee of NJ Muni Fund from August 1, 2007, and signed or authorized the signing of the Registration Statement issued on November 21, 2007 by the Fund during the Class Period.

36. Defendant Brian W. Wixted ("Wixted") was Treasurer and Principal Financial and Accounting Officer of NJ Muni Fund during the Class Period. Defendant Wixted signed or authorized the signing of the Registration Statements issued by the Fund during the Class Period.

37. Defendant Fielding led the Rochester Team and was a Vice President and a Senior Portfolio Manager of the Fund during the Class Period. In addition, Defendant Fielding has been a Senior Vice President of the Manager since January 1996 and Chairman of the Rochester Division of the Manager since January 1996. He is a portfolio manager and officer of other Oppenheimer funds. Defendant Fielding is the chief strategist and a trader for the Fund

---

[1] Defendant Yeutter retired from his position as Chairman of the Board of Trustees effective December 31, 2006 and was replaced by Defendant Wruble on January 1, 2007.

and other Oppenheimer funds. Upon information and belief, due to his position as the person with overall "responsib[ility] for the day-to-day management of the Fund's investments," he participated in the written or oral communications used to market the Fund.

38. Defendant Loughran was a member of the Rochester Team and a Senior Portfolio Manager of the Fund during the Class Period. He has been a Vice President of the Manager since April 2001. Upon information and belief, due to his position as the person with overall "responsib[ility] for the day-to-day management of the Fund's investments," he participated in the written or oral communications used to market the Fund.

39. Defendant Cottier was a member of the Rochester Team and a Portfolio Manager of the Fund during the Class Period. He has been a Vice President of the Manager since 2002. Upon information and belief, due to his position as the person with overall "responsib[ility] for the day-to-day management of the Fund's investments," he participated in the written or oral communications used to market the Fund.

40. Defendant Willis was a member of the Rochester Team and a Portfolio Manager of the Fund during the Class Period. He has been an Assistant Vice President of the Manager since 2005. Upon information and belief, due to his position as the person with overall "responsib[ility] for the day-to-day management of the Fund's investments," he participated in the written or oral communications used to market the Fund.

41. The defendants referenced above in ¶¶ 23-40 are herein referred to as the "Individual Defendants."

42. The defendants referenced above in ¶¶ 19-40 are collectively referred to as the "Defendants"

CLASS ACTION ALLEGATIONS

43. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the Fund traceable to the false and misleading Registration Statements during the Class Period (the "Class"). Excluded from the Class are Defendants, the Officers and Trustees of the Fund, OppenheimerFunds, Oppenheimer Distributor, or any of the other Defendants, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

44. The members of the Class are so numerous that joinder of all members is impracticable. The Fund's shares were actively traded in an efficient market. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are at least hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the OppenheimerFunds or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions. The Fund has millions of outstanding shares.

45. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violations of federal law that is complained of herein.

46. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

47. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the 1933 Act was violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public in the Registration Statements and any sales or promotional material for the Fund misrepresented material or omitted material facts about investment objectives, assets, business, operations or management of the Fund; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

48. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

DEFENDANTS' MATERIALLY FALSE AND MISLEADING REGISTRATION STATEMENTS AND PROSPECTUSES

NJ Muni Fund's Inadequate Disclosures Regarding Liquidity Risks of Inverse Floaters

49. During the Class Period, NJ Muni Fund invested as much as 20% of its assets in derivative securities known as "inverse floaters," which are instruments that pay interest at rates that move in the opposite direction of yields on short-term securities. As short-term interest rates fall, both the market price and the yield of the inverse floater increase. However, when short-

term interest rates rise, the value of the bond can drop significantly, and holders of this type of instrument may end up with a security that pays little or no interest and for which the market will pay very little.

50. Inverse floaters are created by depositing a long-term bond into a trust that is used as collateral for the issue of short-term securities. Short-term municipal bond rates are lower than the long-term rates earned on the underlying instrument which serves as the basis for creating the trust. This allows for a leveraged or increased return to the trust creator, in this case NJ Muni Fund.

51. As mentioned above, under inverse floater agreements, when short-term interest rates rise, the value of the bond can drop significantly, and holders of this type of instrument may end up with a security that pays little interest or proves worthless, in which case the holder may tender them back to the remarketing agent for repayment of principal. Should this happen, or should the remarketing agent be unable to sell them in the first place, the remarketing agent may unwind the trust or cause it to collapse, thus obligating NJ Muni Fund to repay the principal amount of the tendered securities. If this obligation is triggered, NJ Muni Fund would be forced to sell securities from its entire portfolio (not just the inverse floater securities) to satisfy its contractual obligations, regardless of market conditions or its original investment rationale for those securities (*i.e.*, investments purchased for the long term may have to be sold at fire sale prices).

52. Although this risk factor always existed for NJ Muni Fund, it failed to adequately disclose this risk in Registration Statements prior to its October 21, 2008, Prospectus

Supplement. The Prospectuses preceding the October 2008 Prospectus Supplement, including the prospectus dated November 28, 2005, stated as follows regarding inverse floater securities:

> Risks of Derivative Investments. The Fund can use derivatives to seek increased returns or to try to hedge investment risks. In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. "Inverse floaters" are examples of derivatives the Fund can use.
>
> If the issuer of the derivative investment does not pay the amount due, the Fund can lose money on its investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, may not perform the way the Manager expected it to perform. If that happens, the Fund will get less income than expected, its hedge might be unsuccessful, and its share price could decline. To try to preserve capital, the Fund has limits on the amount of particular types of derivatives it can hold. However, using derivatives can increase the volatility of the Fund's share prices. Some derivatives may be illiquid, making it difficult for the Fund to sell them quickly at an acceptable price.
>
> Inverse Floaters Have Special Risks. Variable rate bonds known as "inverse floaters" pay interest at rates that move in the opposite direction of yields on short-term bonds in response to market changes. As interest rates rise, inverse floaters produce less current income, and their market value can become volatile. Inverse floaters are a type of "derivative security." Some have a "cap," so that if interest rates rise above the "cap," the security pays additional interest income. If rates do not rise above the "cap," the Fund will have paid an additional amount for a feature that proves worthless. The Fund will not invest more than 20% of its total assets in inverse floaters.

53. On December 7, 2005, NJ Muni Fund supplemented the November 28, 2005 Prospectus revising the last sentence of the disclosure relating to its Inverse Floaters and stating that the percentage of assets that could be invested in Inverse Floaters would be increased to 35% from the previous limit of 20%. This prospectus supplement stated the following:

> Inverse Floaters Have Special Risks. Variable rate bonds known as "inverse floaters" pay interest at rates that move in the opposite direction of yields on short-term bonds in response to market changes. As interest rates rise, inverse floaters produce less current income, and their market value can become volatile. Inverse floaters are a type of "derivative security." Some have a "cap," so that if interest rates rise above the "cap," the security pays additional interest income. If rates do not rise above the "cap," the Fund will have paid an additional amount

for a feature that proves worthless. ***The Fund will not invest more than 35% of its total assets in inverse floaters.***

[Emphasis added.]

54. The Fund's Prospectus dated September 27, 2006, filed with the SEC on Form N-1A, contained the following disclosures under the heading "Main Risks of Investing In the Fund," bringing the limit for the Fund's investment in inverse floaters back down to 20%:

> INVERSE FLOATERS. Variable rate bonds known as "inverse floaters" pay interest at rates that move in the opposite direction of yields on short-term bonds in response to market changes. As short term interest rates rise, inverse floaters produce less current income, and their market value can become volatile. As short term interest rates fall, inverse floaters produce more current income. Inverse floaters are a type of "derivative security." Some have a "cap," so that if interest rates rise above the "cap," the security pays additional interest income. If rates do not rise above the "cap," the Fund will have paid an additional amount for a feature that proves worthless. Under certain circumstances, the Fund may enter into an agreement with the sponsor of an inverse floater that commits the Fund to reimburse the sponsor the difference between the liquidation value of the underlying security (which is the basis of the inverse floater) and the principal amount due to the holders of the floating rate security. Although entering into this type of "shortfall" agreement would expose the Fund to the risk that it may be required to make a reimbursement of the type described above, the Fund may receive higher interest payments than under a typical inverse floater and generally is able to defer recognizing any loss on an inverse floater covered by the agreement. ***The Fund can invest up to 20% of its total assets in inverse floaters.***

[Emphasis added.]

55. A revised Prospectus dated March 2, 2007, filed with the SEC on Form 497 included the following statement concerning "Inverse Floaters" under the heading "Main Risks of Investing in the Fund":

> INVERSE FLOATERS. The Fund may invest up to 20% of its total assets in "inverse floaters" to seek greater income and total return. An inverse floater typically is a derivative instrument created by a trust that divides a fixed-rate municipal security into two securities: a short-term tax free floating rate security and a long-term tax free floating rate security (the inverse floater) that pays interest at rates that move in the opposite direction of the yield on the short-term floating rate security. As short-term interest rates rise, inverse floaters produce

less current income (and, in extreme cases, may pay no income) and as short-term interest rates fall, inverse floaters produce more current income.

Certain inverse floaters are created when the Fund purchases a fixed rate municipal bond and subsequently transfers the municipal bond to a broker dealer (the sponsor). The sponsor sells the municipal bond to a trust. The trust creates the inverse floater, pursuant to an arrangement that enables the Fund to withdraw the underlying bond to collapse the inverse floater (upon the payment of the value of the short-term security and certain costs). Additionally, the Fund may be able to purchase inverse floaters created by municipal issuers directly or by other parties depositing securities into a sponsored trust.

The Fund may also enter into "shortfall and forbearance" agreements with respect to inverse floaters. Under those agreements, on liquidation of the trust, the Fund is committed to pay the trust the difference between the liquidation value of the underlying municipal bond on which the inverse floater is based and the principal amount payable to the holders of the short-term floating rate security that is based on the same underlying municipal security. Although the Fund has the risk that it may be required to make such additional payment, these agreements may offer higher interest payments than a standard inverse floater.

The Fund's investments in inverse floaters may involve additional risks. The market value of inverse floaters can be more volatile than that of a conventional fixed-rate bond having similar credit quality, redemption provisions and maturity. Typically, inverse floaters tend to underperform fixed rate bonds in a rising long-term interest rate environment, but tend to outperform fixed rate bonds in a falling or stable long-term interest rate environment. Inverse floaters all entail some degree of leverage. An inverse floater that has a higher degree of leverage usually is more volatile with respect to its price and income than an inverse floater that has a lower degree of leverage. Some inverse floaters have a "cap," so that if interest rates rise above the "cap," the security pays additional interest income. If rates do not rise above the "cap," the Fund will have paid an additional amount for a feature that proved worthless.

Because of the accounting treatment for inverse floaters created by the Fund's transfer of a municipal bond to a trust, the Fund's financial statements reflect these transactions as "secured borrowings," which affects the Fund's expense ratios, statements of income and assets and liabilities and causes the Fund's Statement of Investments to include the underlying municipal bond.

56. In the Fund's Prospectus dated November 21, 2007, filed with the SEC on Form N-1A, the disclosure regarding "Inverse Floaters" quoted above in ¶ 55 was reissued.

57. On October 21, 2008, NJ Muni Fund finally disclosed the true risks associated with inverse floaters in a Prospectus Filing with the SEC on Form N1-A, replacing its previously issued disclosures relating to Inverse Floaters. The contrast between the October 21, 2008 Prospectus Supplement risk disclosure and the disclosures included in Registration Statements previously issued during the Class Period is considerable:

> **Inverse Floaters.** The Fund may invest in inverse floaters to seek greater income and total return. The Fund will not expose more than 20% of its total assets to the effects of Leverage from its investments in inverse floaters. An inverse floater is a derivative instrument, typically created by a trust that divides a fixed-rate municipal security into two securities: a short-term tax exempt floating rate security (sometimes referred to as a "tender option bond") and a long-term tax exempt floating rate security (referred to as a "residual certificate or "inverse floater") that pays interest at rates that move in the opposite direction of the yield on the short-term floating rate security. The purchaser of a "tender option bond" has the right to tender the security periodically for repayment of the principal value. As short-term interest rates rise, inverse floaters produce less current income (and, in extreme cases, may pay no income) and as short-term interest rates fall, inverse floaters produce more current income.
>
> To facilitate the creation of inverse floaters, the Fund may purchase a fixed-rate municipal security and subsequently transfer it to a broker-dealer (the sponsor), which deposits the municipal security in a trust. The trust issues the residual certificates and short-term floating rate securities. ***The trust documents enable the Fund to withdraw the underlying bond to unwind or "collapse" the trust (upon tendering the residual certificate and paying the value of the short-term bonds and certain other costs).*** The Fund may also purchase inverse floaters created by municipal issuers directly or by other parties that have deposited municipal bonds into a sponsored trust.
>
> The Funds investments in inverse floaters involve certain risks. The market value of an inverse floater residual certificate can be more volatile than that of a conventional fixed-rate bond having similar credit quality, maturity and redemption provisions. Typically, inverse floater residual certificates tend to underperform fixed rate bonds when long-term interest rates are rising but tend to outperform fixed rate bonds when long-term interest rates are stable or falling. Inverse floater residual certificates entail a degree of leverage because the trust issues short-term securities in a ratio to the residual certificates with the underlying long-term bond providing

collateral for the obligation to pay the principal value of the short-term securities if and when they are tendered. If the Fund has created the inverse floater by depositing a long-term bond into a trust, it may be required to provide additional collateral for the short-term securities if the value of the underlying bond deposited in the trust falls.

An inverse floater that has a higher degree of leverage is typically more volatile with respect to its price and income than an inverse floater having a lower degree of leverage. ***Under inverse floater arrangements, if the remarketing agent that offers the short term securities for sale is unable to sell them, or if the holders tender (or put) them for repayment of principal and the remarketing agent is unable to remarket them, the remarketing agent may cause the trust to be collapsed, and in the case of floaters created by the Fund, the Fund will then be required to repay the principal amount of the tendered securities. During times of market volatility, illiquidity or uncertainty, the Fund could be required to sell other portfolio holdings at a disadvantageous time to raise cash to meet that obligation.***

Some inverse floaters may have a "cap," so that if interest rates rise above the cap, the security pays additional interest income. If rates do not rise above the cap, the Fund will have paid an additional amount for that feature that has proved worthless.

[Emphasis added.]

58. But the risk that the fund would be required to sell other portfolio holdings at a disadvantageous time to raise cash to meet its inverse floater obligations was a "main risk of investing in NJ Muni Fund" in 2006, 2007 and throughout 2008. Instead of warning about this risk, the Registration Statement provided false comfort by presenting to investors that only 20% of NJ Muni Fund would be invested in illiquid securities.

COUNT I

VIOLATIONS OF § 11 OF THE 1933 ACT AGAINST THE FUND TRUSTEES AND/OR SIGNATORIES OF THE REGISTRATION STATEMENTS, THE FUND, AND OPPENHEIMER DISTRIBUTOR

59. Plaintiff repeats and realleges each and every allegation above as if set forth fully herein.

60. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, against the Defendants Yeutter, Fink, Galli, Griffiths, Miller, Motley, Randall, Reynolds, Jr., Wikler, Wold, Wruble, Downes, Murphy, and Wixted, who served as trustees and/or officers during the Class Period and/or signed one or more of the Registration Statements (collectively, the "Section 11 Defendants").

61. This Count is not based on and does not sound in fraud.

62. The Section 11 Defendants signed a Registration Statement issued by the Fund during the Class Period, and/or served as a director/trustee or in a similar capacity during the Class Period. The Fund was the issuer of the securities. Oppenheimer Distributor was the underwriter of the Fund shares.

63. The Registration Statements for the Fund contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein.

64. None of the Section 11 Defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

65. Plaintiff and the Class acquired the Fund's shares pursuant to a materially false and misleading Registration Statement.

66. Plaintiff and the Class have sustained damages in that the value of the Fund's shares has declined substantially from the prices at which they were purchased.

67. At the time of their purchases of the Fund's shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the untrue statements or omissions

herein and could not have reasonably discovered those facts prior to the date of the filing of this Complaint.

68. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years have elapsed from the time that Plaintiff purchased the Fund shares upon which this Count is brought to the time Plaintiff filed this Complaint.

COUNT II

VIOLATIONS OF SECTION 12(A)(2) OF THE 1933 ACT AGAINST DEFENDANTS NJ MUNI FUND, OPPENHEIMERFUNDS, AND OPPENHEIMER DISTRIBUTOR

69. Plaintiff repeats and realleges each and every allegation above as if set forth fully herein.

70. This Count is brought pursuant to Section 12(a)(2) of the 1933 Act, 15 U.S.C. § 77l(a)(2), on behalf of Plaintiff and other members of the Class who were offered or sold Fund shares from Oppenheimer as participants in the distribution of the Fund's shares against Defendants NJ Muni Fund, OppenheimerFunds, and Oppenheimer Distributor (the "Section 12(a)(2) Defendants").

71. This Count is not based on and does not sound in fraud.

72. The Section 12(a)(2) Defendants offered and sold a security, namely shares of the Fund's stock, by means of the Registration Statements. The Registration Statements contained untrue and/or misleading statements of material fact, contained material omissions, or omitted material facts necessary in order to make the statements, in light of the circumstances under

which they were made, not misleading, or contained material statements of fact that the Section 12(a)(2) Defendants in the exercise of reasonable care should have known were false.

73. The Section 12(a)(2) Defendants actively solicited the sale of the Fund's shares through the prospectuses, advertising and other marketing efforts to serve their own financial interests and are liable to Plaintiff and Class members pursuant to Section 12(a)(2) of the 1933 Act, as sellers of the shares of the Fund.

74. At the time they purchased the Fund's shares from the Section 12(a)(2) Defendants, Plaintiff and other members of the Class did not know that the representations made to them by the Section 12(a)(2) Defendants (in connection with the distribution of shares) and the matters described above were untrue, did not know the above described omitted material facts were not disclosed, and could not have reasonably discovered those facts.

75. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years have elapsed from the time that Plaintiff purchased the Fund shares upon which this Count is brought to the time Plaintiff filed this Complaint.

76. Pursuant to Section 12(a)(2) of the 1933 Act, Plaintiff and Class members are entitled to recover, upon tender of the Fund shares they purchased, the consideration paid for the shares with interest thereon, less the amount of any income received thereon, or damages resulting from the Section 12(a)(2) Defendants' conduct.

77. Plaintiff and putative Class members who still hold share of the Fund hereby tender their shares in the Fund, in exchange for consideration paid for those securities, and any interest accrued thereof.

COUNT III

VIOLATIONS OF SECTION 15 OF THE 1933 ACT
AGAINST THE INDIVIDUAL DEFENDANTS AND OPPENHEIMERFUNDS

78. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

79. This Count is brought pursuant to Section 15 of the 1933 Act against the Individual Defendants and OppenheimerFunds as control persons of the Fund, who violated Sections 11 and Section 12, as described in Counts I and II (the "Section 15 Defendants").

80. Each of the Individual Defendants was a control person of the Fund by virtue of his or her position as a trustee and/or senior officer of the Fund. The Individual Defendants were in a position to, and did, control the Fund's operations and disclosures made by the Fund in the Registration Statements issued during the Class Period.

81. OppenheimerFunds was a control person of the Fund by virtue of its position as the Fund manager responsible for, among other things, choosing the Fund's investments and handling its day-to-day business.

82. The Section 15 Defendants are liable, as control persons, for damages caused by the Fund's violation of Sections 11 and Section 12.

83. Upon information and belief, the Section 15 Defendants did not make a reasonable investigation or possess reasonable grounds for the belief that the statements contained in the Registration Statement and Prospectus were accurate and complete in all

material respects. Had they exercised reasonable care, they could have known of the material misstatement and omissions alleged herein.

84. This claim was brought within one year after the discovery of the untrue statements and omissions in the Registration Statement and Prospectus and within three years after the Fund's Common Stock was sold to the Class in connection with the Offering.

85. By reason of the misconduct alleged herein, for which the Fund is primarily liable, as set forth above, the Section 15 Defendants are jointly and severally liable with and to the same extent as the Fund pursuant to 1933 Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of himself and the other members of the Class, prays for judgment as follows:

(a) Declaring this action to be a class action properly maintained pursuant to the Federal Rules of Civil Procedure, certifying the Class with Plaintiff as Class Representatives, and certifying Plaintiff's counsel as Class Counsel;

(b) Awarding Plaintiff and the other members of the Class damages against Defendants, jointly and severally, together with interest thereon;

(c) Awarding Plaintiff and the other members of the Class rescission on Count II to the extent they still hold Fund shares, or if sold, awarding rescissory damages in accordance with Section 12(a)(2) of the 1933 Act from the Defendants named in that Count;

(d) Awarding Plaintiff and the other members of the Class their costs and expenses of this litigation, including reasonable attorneys' fees, accountants' fees, experts' fees and other costs and disbursements; and

(e) Awarding Plaintiff and the other members of this Class such other and further relief as the Court deems appropriate under the circumstances.

DEMAND FOR TRIAL BY JURY

Plaintiff demands a trial by jury.

Dated: June 16, 2009

/s/ Timothy R. Beyer
Timothy R. Beyer #12168
Michael W. Byrne #33968
BROWNSTEIN HYATT FARBER SCHRECK LLP
410 Seventeenth Street, Suite 2200
Denver, Colorado 80202-4432
Telephone: (303) 223-1100
Facsimile: (303) 223-1111
E-mail: tbeyer@bhfs.com
mbyrne@bhfs.com

Andrei V. Rado (admitted May 15, 2002)
MILBERG LLP
One Pennsylvania Plaza, 49th Floor
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229
E-mail: arado@milberg.com

COUNSEL FOR PLAINTIFF

Plaintiff's Address:

Peter Unanue
100 Seaview Drive
Secaucus, New Jersey 07094
(Hudson County)

99001\9000\1285953.1

CERTIFICATION OF PROPOSED PLAINTIFF

I, Peter Unanue, certify that:

1. I have reviewed the complaint and authorize Milberg LLP to act on my behalf in this matter in applying for Named and/or Lead Plaintiff status and for all other purposes.
2. I did not acquire the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action or any other litigation under the federal securities laws.
3. I am willing to serve as a Lead Plaintiff either individually or as part of a group. A Lead Plaintiff is a representative party who acts on behalf of other class members in directing the action, and whose duties may include providing testimony at deposition and trial, if necessary.
4. I represent and warrant that I am authorized to execute this Certification on behalf of the purchasers of the subject securities described herein (including, as the case may be, myself, any co-owners, any corporations or other entities, and/or any beneficial owners).
5. I will not accept any payments for serving as a representative party on behalf of the class beyond the purchaser's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.
6. I understand that this is not a claim form, and that my ability to share in any recovery as a member of the class is unaffected by my decision to serve as a representative party or Lead Plaintiff.
7. The number of shares or other securities of Oppenheimer New Jersey Municipal Fund (ONJAX, ONJBX, ONJCX) I held immediately **BEFORE** the first day of the Class Period referenced in the relevant complaint (if any) was:______ and the type of securities was (check one):
   ☐ Common Stock ☐ Bonds ☐ Preferred Stock ☐ Call ☐ Put
8. I have listed below all my transactions in the securities of Oppenheimer New Jersey Municipal Fund (ONJAX, ONJBX, ONJCX) **DURING** the Class Period referenced in the complaint as follows:

Type of Security (Common stock, Preferred Stock, Calls, Puts or Bonds)	Purchase/Acquisition or Sale/Disposition	Quantity	Trade Date (mm/dd/yy)	Price per Share/Security ($)
SEE ATTACHED SCHEDULE A				

These securities were acquired or held in (check all that apply): ☐ General (non-retirement account) ☐ Merger/acquisition/distribution ☐ Gift ☐ IRA ☐ Employer-sponsored plan (401k, 403b, etc.)

9. I made the following sales of securities of Oppenheimer New Jersey Municipal Fund (ONJAX, ONJBX, ONJCX) during the 90-day period **AFTER** the Class Period referenced in the complaint:

Sales

Type of Security (Common stock, Preferred Stock, Calls, Puts or Bonds)	Quantity	Trade Date (mm/dd/yy)	Price per Share/Security ($)
SEE ATTACHED SCHEDULE A			

During the three years prior to the date of this Certification, I have not sought to serve and I have not served as a representative party for a class in an action filed under the federal securities laws, except as described below:

Bock v. Oppenheimer Rochester National Municipals, No. 09-CV-0550 (D. Colo. filed Mar. 13, 2009)
Laufer v. Rochester National Municipals Fund, No. 09-CV-2433 (S.D.N.Y. filed Mar. 17, 2009)

I declare under penalty of perjury, under the laws of the United States, that the information entered is accurate.

Executed this 15 day of June, 2009

[signature]

Peter Unanue

ATTACHMENT A

Schedule A

Peter Unanue's
Transactions in Oppenheimer New Jersey Muni Fund A

Purchase(s):

Date	Quantity	Price
6/16/06	42,194.055	11.850
8/30/07	43,859.649	11.400
4/16/08	18,885.741	10.590
Reinvested	7,688.459	10.989